Exhibit 99.1
Similarweb to Add Mobile Market Data from App Annie, Bringing Together Digital Insights from Web and Mobile App Leaders for the First Time in a Single Platform

Companies Looking to Accelerate Digital Growth Will Benefit from Unified, Comprehensive Web and App Insights

Tel Aviv — February 16, 2022 — Similarweb (NYSE: SMWB), a leading digital intelligence company, announced a data licensing alliance with App Annie, a leading mobile data and analytics company. Under the agreement, Similarweb will license an important set of App Annie’s mobile application market data for incorporation into a new product module in Similarweb’s product suite.

For the first time, companies will be able to purchase industry-leading web and mobile app market estimates from a single vendor, enabling them to get a holistic view of digital activity. The new offering, which is expected to be available in Q2, will deliver a powerful competitive advantage as companies look to accelerate their digital growth by optimizing their digital strategy across both web and apps.

“We’re excited about the opportunity to work more closely with App Annie, with their history of leadership in mobile app insights. We’ve been impressed by the quality and accuracy of their data, as well as their careful and considered approach to data collection, which, like Similarweb, is based on high standards of privacy protection and compliance. By bringing together our respective industry-leading data, we will deliver an even more accurate, more comprehensive view of the digital world – a powerful offering that will improve the insight and competitive advantage we create for our customers,” said Benjamin Seror, Chief Product Officer, Similarweb.

The new product module will include essential mobile app metrics from App Annie, such as monthly active users, installed base, sessions, and more.

Exhibit 99.1
About Similarweb:

As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem. Learn more here: https://www.similarweb.com/corp/about/
All data, reports and related materials (“Materials”) provided or made available by Similarweb Ltd. or any of its affiliates (collectively, "Similarweb"), are intended for informational purposes only. The Materials are based on data obtained from third parties, including estimations and extrapolations based on such data, and are not intended to be predictive of the movement of the market prices of the securities of the company(ies) referred to therein. Under no circumstances are the Materials to be considered or relied upon in any manner as legal, tax or investment advice. Similarweb shall not be responsible for the accuracy of the Materials and shall have no liability for any decision by any third party based in whole or in part on the Materials. Title and full exclusive ownership rights in the Materials, the underlying data, and any and all other Similarweb intellectual property (including the Similarweb name, logo and other marks) remain solely with Similarweb (except for third party trademarks and logos, which remain the property of their respective owners). All rights not expressly granted herein are reserved.
This Press release may contain certain "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control, including

Exhibit 99.1
those described in our Securities and Exchange Commission filings and reports including the final prospectus for our initial public offering filed with the Securities and Exchange Commission on May 11, 2021, as well as future filings and reports by us. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Press Contact:
Richard Krueger
Similarweb
press@similarweb.com
Investor Contact:
Alex Wellins
The Blueshirt Group, for Similarweb
ir@similarweb.com